

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 15, 2017

Via Email
Richard S. Dziadzio
Executive Vice President, Chief Financial Officer
  and Treasurer
28 Liberty Street, 41st Floor
New York, New York

> **Re:** **Assurant, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 14, 2017**
> **File No. 001-31978**

Dear Mr. Dziadzio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance